United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2014

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Appointment of Certain Officers

On May 29, 2014, Amira Nature Foods Ltd (the “Company”), announced that it had appointed Bruce Wacha Chief Financial Officer, effective June 2, 2014. Mr. Wacha will be based in New York and will report to Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. In his role as Chief Financial Officer, Mr. Wacha will manage corporate finance, accounting and audit. In addition, he will work directly with Mr. Chanana to manage the Company’s U.S. and global business strategy, corporate planning and governance. Mr. Wacha will also serve as an Executive Director on the Company’s Board of Directors. A press release with further details is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
99.1	Press Release, dated May 29, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2014

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer